February 17, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homeowners Choice, Inc.

Registration Statement on Form S-3, as amended

Registration No. 333-165139

Ladies and Gentlemen:

As placement agent for the proposed offering, we hereby join in the request of Homeowners Choice, Inc. (the “Registrant”) and request that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 pm, Eastern Standard Time, on February 18, 2011, or as soon thereafter as practicable, pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Securities Act”).

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. In connection with the foregoing, please be advised that the undersigned expects to distribute approximately 1,600 copies of the Preliminary Prospectus Dated February 17, 2011, in the following manner: 125 for internal use and 1,475 for individuals, corporations and other entities. We hereby advise you that copies of the Registrant’s Preliminary Prospectus dated February 17, 2011, have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected that confirmations will be mailed.

Further, the undersigned acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ L. McCarthy Downs
Name: L. McCarthy Downs
Title: Managing Director
Anderson & Strudwick, Inc.